SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
SECTION 240.13d-2(a)

(Amendment No. 4)*

Kimball International, Inc.
(Name of Issuer)

Class A Common Stock $0.05 Par Value
(Title of Class of Securities)

494274 20 2
(CUSIP Number)

James C. Thyen 1600 Royal Street Jasper, IN 47549 (812) 482-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 494274 20 2

1	Names of reporting persons James C. Thyen
2	Check the appropriate box if a member of a group (see instructions)
	(a)	☐
	(b)	☒
3	SEC use only
4	Source of funds (see instructions) OO (see Item 3 below for details)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:		7	Sole Voting Power 568,645 (a), (b)
		8	Shared Voting Power 457,336 (a), (c)
		9	Sole Dispositive Power 568,645 (a), (b)
		10	Shared Dispositive Power 457,336 (a), (c)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,025,981(a), (b), (c), (d)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row 11 12.7% (a), (b), (c), (d)
14	Type of Reporting Person IN

(a)	Shares of Class A Common Stock of Kimball International, Inc. are convertible into Class B Common Stock on a share-for-share basis at any time pursuant to charter provisions.
(b)	Includes shares of Class A Common Stock owned by Mr. Thyen's wife.
(c)
Includes shares of Class A Common Stock held in a family foundation for which Mr. Thyen serves as director, and shares of Class A Common Stock held in a trust for which Mr. Thyen's wife serves as the trustee.

(d)
Mr. Thyen disclaims beneficial ownership of share of Class A Common Stock listed above of which he would not, but for Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to be the beneficial owner.

Item 1.  Security and Issuer
This Statement on Schedule 13D/A relates to the Class A Common Stock, $0.05 Par Value, of Kimball International, Inc. (the "Company"), whose principal executive offices are located at 1600 Royal Street, Jasper, Indiana 47549.
Item 2.  Identity and Background
This Statement on Schedule 13D/A is filed with the Securities and Exchange Commission by James C. Thyen, whose business address is 1600 Royal Street, Jasper, Indiana 47549.
Mr. Thyen's principal occupation is President and Chief Executive Officer of the Company, located at 1600 Royal Street, Jasper, Indiana 47549.
During the past five years, Mr. Thyen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the past five years, Mr. Thyen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Mr. Thyen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Thyen is a citizen of the United States.
Item 3.  Source and Amount of Funds or Other Consideration
As of August 27, 2014, Mr. Thyen held 548,645 shares of Class A Common Stock, which were primarily acquired under the Company's stock option and incentive plans in connection with his position as an officer of the Company, and Mr. Thyen's wife held 20,000 shares of Class A Common Stock. In addition, 75,505 shares of Class A Common Stock were held by a family foundation for which Mr. Thyen serves as a director, and 381,831 shares of Class A Common Stock were held by a trust for which Mr. Thyen's wife serves as the trustee.
Item 4.  Purpose of Transaction
The Company issued Mr. Thyen 160,270 shares of Class A Common Stock on August 19, 2014 as follows: 290,550 shares upon vesting of annual and long-term performance share awards which had been granted on August 12, 2013, less 130,280 shares withheld by the Company to satisfy tax withholding obligations upon the vesting of performance shares. Mr. Thyen was granted the performance shares under the Kimball International, Inc. Amended and Restated 2003 Stock Option and Incentive Plan (the "2003 Plan"). Under these awards, the number of shares issued is based upon the attainment of the applicable bonus percentage calculated under the Company's profit sharing incentive bonus plan as applied to a total potential share award made and approved by the Compensation and Governance Committee. Performance shares vest shortly after the end of the fiscal year in which the performance measurement period is complete. Upon vesting, the number of performance shares earned were converted to shares of Class A Common Stock. Mr. Thyen may be issued additional shares under the 2003 Plan pursuant to other stock-based grants awarded in connection with his position as President and Chief Executive Officer of the Company.

Mr. Thyen's executive position provides him with the opportunity to exercise significant influence over the Company's management and affairs.
Mr. Thyen may change the form of his beneficial ownership from time to time by converting shares of his Class A Common Stock to Class B Common Stock. Mr. Thyen may also sell or transfer shares of Class A Common Stock from time to time, as market conditions allow, to diversify his personal investment portfolio, to provide liquidity, and to facilitate estate planning.
Item 5.  Interest in Securities of the Issuer

(a)	Amount beneficially owned: See item 11 on the cover page. Percent of class: See item 13 on the cover page.
(b)
Sole power to vote or to direct the vote: See item 7 on the cover page.
Shared power to vote or to direct the vote: See item 8 on the cover page.
Sole power to dispose or to direct the disposition of: See item 9 on the cover page.
Shared power to dispose or to direct the disposition of: See item 10 on the cover page.

(c)	Except as described in Item 4 above, there have been no transactions with respect to Class A Common Stock during the sixty days prior to the date of this Schedule 13D/A by Mr. Thyen.
(d)	Not applicable.
(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Thyen participates in the Kimball International, Inc. Amended and Restated 2003 Stock Option and Incentive Plan, under which stock-based awards, such as performance share awards, have been and will be granted to the Company's executives.
Item 7.  Material to be Filed as Exhibits
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2014

/s/ James C. Thyen
JAMES C. THYEN